SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

LINCOLN NATIONAL CORPORATION EXECUTIVE
DEFERRED COMPENSATION PLAN
FOR EMPLOYEES
(Full title of the Plan)

[Current Registration Number 33-51721]

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

(Name of Issuer and principal executive office)

REQUIRED INFORMATION

Because the Lincoln National Corporation Executive Deferred Compensation Plan for Employees (formerly known as the Lincoln National Corporation Executive Savings and Profit-Sharing Plan for Employees) is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2003	/s/ George E. Davis
George E. Davis, Administrator LINCOLN NATIONAL CORPORATION EXECUTIVE DEFERRED COMPENSATION PLAN FOR EMPLOYEES

March 31, 2003

Lincoln Financial Group
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102
(215) 448-1475
(215) 448-3215 (facsimile)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

RE:	Registration No. 033-51721
Lincoln National Corporation Executive Deferred Compensation Plan for Employees
Form 11-K Annual Report

Ladies and Gentlemen:

On behalf of the Lincoln National Corporation Executive Deferred Compensation Plan for Employees (the “Plan”) and pursuant to Section 15 (d) of the Securities Exchange Act of 1934, we hereby file on the EDGAR system our Form 11-K for the Plan. This Form is for the Plan’s fiscal year ended December 31, 2002.

If you have any questions or comments, please call me at the telephone number listed above.

Sincerely,

/s/ Donna E. Ostroff

Donna E. Ostroff, Esq.
Senior Counsel
Enclosure